

December 31, 2014

Via E-mail
Mr. Brian M. Davis
Chief Financial Officer
Catchmark Timber Trust, Inc.
5 Concourse Parkway, Suite 2325
Atlanta, GA 30328

**Re: Catchmark Timber Trust, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 13, 2014
File No. 001-36239**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Timber Agreements, page 4

1. In future Exchange Act periodic reports, please disclose the specified prices at which Mead Westvaco will purchase timber and the volume of future contractual commitments per year.

Item 11. Executive Compensation, page 52

Compensation Discussion and Analysis, page 52

2. You state that the compensation committee retained FPL as its compensation consultant to, among other things, provide benchmarking analysis for executive compensation. To the extent that you benchmark compensation, you are required to detail the nature of any benchmarking and identify the companies that comprise the peer group. See Item 402(b)(2)(xiv) of Regulation S-K. Provide us with sample disclosure and confirm that you will provide similar disclosure in future Exchange Act periodic reports.

Item 13. Certain Relationships and Related Transaction, and Director Independence, page 63

3. Please tell us how you determined that the company should disclose only the monthly base rent and monthly payments for transition consulting services rather than the aggregate amount of payments based on Instruction 3(a) to Item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kim McManus, Staff Attorney, at (202) 551-3215 or Kristina Aberg, Senior Counsel at (202) 551-3404 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief